EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization
MMA Energy Holdings, LLC	Delaware
MMA Equity Corporation	Florida
MMA Financial Holdings, Inc.	Florida
MMA Financial TC, LLC	Delaware
MMA Financial, Inc.	Maryland
Renewable Energy Lending, LLC	Delaware
MuniMae TEI Holdings, LLC	Maryland